S. A. Behar & Associates PLLC
82 Wall Street
Suite 311
New York, New York 10005
___________

Telephone (212) 809-2550
Facsimile (212) 943-0002

May 11, 2007

Via EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-7010

Attention:

Barbara C. Jacobs
Hugh Fuller

        Re: EPAZZ, Inc.
       Registration Statement on Form SB-2 (File No. 333-139117)

Ladies and Gentlemen:

We, on behalf of our client EPAZZ, Inc. (the “Company”), are writing to respond to comments set forth in the Commission’s staff’s comment letter dated January 6, 2007 (the “comment letter”) relating to the Company’s registration statement on Form SB-2, which was filed with the Commission on December 4, 2006.

We are filing herewith Amendment No. 1 to the registration statement, reflecting the Company’s responses to the comment letter.

For you convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references this letter are to pages in the prospectus contained in the revised draft of the registration statement.

1. The document has been revised to better reflect the Company’s two classes of common stock.

2. The additional requested disclosure has been provided on page 2.

3. The disclosure requested has been provided on page 2.

4. The requested changes to the Risk Factor titles have been provided.

5. Additional disclosure has been added to the Risk Factor section.

6. We have revised the disclosure in both the Risk Factors section and the Business section to disclose that EPAZZ employs third party software developers. EPAZZ does not employ any call centers.

7. While the Company acknowledges that it will face additional costs as a public company, due to the uncertainties of the offering and the financial market, as well as the changing regulatory environment, including the lack of guidance regarding implementation of certain sections of the Sarbanes-Oxley Act, the Company does not have an estimate of the additional expense it may incur.

8. The disclosure requested has been provided on page 18.

9. The relevant Risk Factor has been deleted.

10. Additional disclosure has been added to the relevant Risk Factor on Page 19.

11. All references to the Private Securities Litigation Reform Act have been deleted.

12.   Disclosure regarding the substantial investments required by EPAZZ for the BoxesOS product has been added to Management's Discussion and Analysis.

13.   Discussion of the going concern issue has been added to Management's Discussion and Analysis.

14.   The discussion of the material changes has been elaborated in the amended Form SB-2.

15.   The amendment to Form SB-2 includes financial statements for the years ended December 31, 2006 and 2005.  All significant changes from 2005 to 2006 have been discussed.

17.   A statement that the Chief Executive Officer has not committed to providing additional funds has been added.

18. The disclosure requested has been provided.

19. Our BoxesOS v3.0 product was launched before the filing of our Registration Statement of Form SB-2.

20. The disclosure requested has been provided. The company currently has no material contracts.

21. Additional disclosure has been made in the Sales and Marketing section. Also please be advised that the commissions paid to these individuals are included as part of the cost of revenue on the statements of operations.

22. The statement that EPAZZ will need to obtain regulatory approval has been deleted as this was an erroneous statement.

23. The company leases its office on a month-to-month basis and has no written agreement.

24. The requested disclosure has been added.

25. The requested disclosure has been added to the Executive Compensation section.

26. The Company has no written policy regarding transactions with management. Additional disclosure has been added to Certain Relationships and Related Transactions section. In addition, the Company believes that its disclosure complies with Item 404 of Regulation SB.

27.  The excess interest accrued to Mr. Passley amounts to $227 for 2006, $134 for $2005 and $60 for 2004.  These amounts have been added to the "Other Annual Compensation" in the Summary Compensation Table.

28. The Company believes the requested disclosure can be found in Item 26 of the Registration Statement on Form SB-2. In addition, the Company further believes that the disclosure fully complies with Item 701 of Regulation SB.

29. The relevant section has been revised.

30. None of the selling shareholders are broker-dealers or affiliates of broker-dealers.

31. The company is aware of the telephone interpretation A.65 and has further informed the “selling shareholders.” Please be advised there is currently no public market for the Company’s securities.

32. The relevant section has been revised.

33. We believe that the requested information can be found in Item 26. With the exception of the company’s July 2005 Regulation D Rule 504 private placement, all other sales of the Company’s securities were issued in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933. The Subscription Agreement for the Company's July 2005 Regulation D offering has been filed as Exhibit 10.1. The offering was made to less than 35 investors.

34. We are confused by the staff’s reference to Rule 504(d). Please be advised that the shares issued in the relevant transactions were Class A Common Shares.

35. All loan agreements between Mr. Passley and EPAZZ have been with the amended From SB-2.  The rate of 13.95% is on a loan from a third party.  The rate of 15% is correct for the loans payable to related parties.

36. The form of Subscription Agreement for the Company’s private placement has been filed as Exhibit 10.1

37. The relevant language has been removed from our opinion. In addition, please be advised that the opinion does not contain a jurisdictional qualification.

38. The relevant section has been revised.

Please feel free to contact the undersigned with any questions at 212 809-2550.

                         Very truly yours,

                                    /s/ Steven Anthony Behar

                                    Steven Anthony Behar